Contact

www.linkedin.com/in/gnostica
(LinkedIn)

Top Skills

Relationship Development
Marketing Strategy
Social Media Marketing

Becky Wang

Design x AI Consultancy. Founder, Impact Tech: A social discovery platform for young people and the brands they love to drive social change at scale.
New York, New York, United States

Summary

Founder, early stage impact tech company.

Principal at boutique design innovation x AI consultancy with a network of specialist strategists, designers, data scientists, writers, technologists, and producers to deliver strategies, campaigns, experiences, digital products, marketing, and measurement infrastructure to our clients. We create measurable value through consistent and multiples Net Income growth.

We're known for working with all sides of the direct-to-consumer revolution:
*emerging companies that are disrupting established industries,
*industry giants transforming their businesses and their organizations to compete,
*and helping brands play with and against the cultural shifts that are impacting industries like digital transformation, AI, data, community dynamics, and more.

We're already working with brands and agencies including LVMH, Spotify, NBCUniversal Comcast, AB Inbev, Zappos and others.

A published author of the business + marketing textbook about Data + Creativity.

Experience

Rabble
Co-Founder and CEO
January 2021 - Present (3 years 2 months)

Web3 ImpactTech Startup for meaningful experiences.

Rabble (video) is next-gen social discovery platform that gives people places to gather online and IRL, events and things to do that communities need most from them, a say in how, and incentives sponsored by brands and impact orgs to get those things done.   Think of us as Fever (a tech unicorn) meets Mindbody on the Future of the internet (web3).

Our mission is to transform social capital into an investable asset class while making the table where decisions are made bigger.   Our vision is a regenerative economy social safety net in a functioning democracy. The practice of democracy happens at all levels - not just the government.   We believe that participation can be the cure of loneliness, institutional mistrust, and better living.

Closed beta Dec 2022 to Mar 2024. Seeking team members, advisors, and foundation and family office partners.

ExperienceFutures.org
Board Member
January 2021 - Present (3 years 2 months)
New York, United States

Crossbeat
Partner
June 2014 - Present (9 years 9 months)
Greater New York City Area

An innovation consultancy that delivers growth for brands focused on the digitally native consumer.   Crossbeat help our clients better navigate uncertainty in culture and in the market.

**Launched full-stack marketing and digital product departments for 3 Series A start-ups and 1 Seed start-up leading and building teams, process, and brand as CMO. Raised next round at target valuation or higher & increased top-line revenue 30-1300%.

**Envision/Prototype the future of home entertainment under the theme of "one size doesn't fit all," focusing on the application of identity mgmt & machine learning. OUTCOME: A new strategic direction set for the next 10 years around IoT for a $B company

**Develop/Implement a new organization design of people, process, and tools for a proprietary method to combine data + creative thinking for a leading creative agency. OUTCOME: 4x return in renewed billings

**Create/ILaunch the brand as well as go-to-market strategy for a new line of beverages to take on the wine and spirits industry. OUTCOME: Series A raise of $8.4M

Plan/Implement new a new DTC team to support the strategy AND launch the brand of a new subscription experience in luxury goods. OUTCOME: Parent company support to increase their marketing contribution by 50% by designing a new organization through training including new FTE in hospitality & digital leadership

Restructure/Implement new team by shifting a box and events business into the next generation of experiential commerce AND launch e-commerce platform to deliver product personalization using latest generation technology include AEM, Segment, and RichRelevance. OUTCOME: Series B on a 10x valuation increase; CLTV increased by 40% in just 1 month

Design/Develop the digital streaming subscription service for a millennial women's fitness brand.
OUTCOME: 8x increase in rev in 3 yr and PE acquisition

Esme Learning Solutions
Chief Marketing Officer
October 2020 - March 2022 (1 year 6 months)
New York, United States

** Grew revenue run rate from $1MM to $13MM.
** Grew team from 5 to 75 people across 11 marketing/sales practices including brand, product marketing, paid growth, creative, research, PR, CRM, call center, social media, partnerships, martech in both B2B and B2C capacities.
** Built marketing, demandgen, performance marketing functions with 100% remote team
** Launched analytics, growth, CRM to the cement performance practices with 500% improvement in CAC
** Launched brand and marketing practices to cement differentiated position and higher enrollment
** Launched 4 new product types to improve CLTV

** Launched new initiatives and strategic partnerships for distribution and marketing including Mastercard, Coinbase, WEF, and FN.

Sunday Dinner
Founder
November 2013 - December 2020 (7 years 2 months)

Sunday Dinner, a part representation company, part consultancy, champions a new way of working by partnering with brands and talent. We are designed to bring top and emerging talent together with innovative companies to make great work.

Love Wellness
CMO
June 2019 - March 2020 (10 months)
New York, New York, United States

Interim CMO to establish full-stack marketing function including: creative studio, paid media, PR, website, ecommerce, CRM, loyalty program, marketplace, demand forecasting. Revenue growth from $2MM to $10MM ARR.

Droga5
Head of Data/Design Strategy (Cultural / Consumer Insights & Analytics)
April 2012 - November 2013 (1 year 8 months)
New York, New York

At droga5, we blend all strategy practices through integrated teams. Responsible for the Insights & Optimization practice by answering these questions working across brand, media, digital strategy.

-Visualization techniques to identify white spaces (new markets, new products) in the market
-Use of Big Data in creative agencies to uncover uncommon cultural, category, and consumer insights to shape brand strategy
-Forecasting cultural trends to shape market strategy
-Data-informed digital strategy
-Introduce data-informed content strategy
-Measure the effectiveness of our creative work
-Champion iterative and agile thinking in all strategic disciplines

Brands: New Business, Prudential, Spotify, Mondalez, Kraft, Coke Zero, Diet Coke, Hennessy and more.

Saatchi & Saatchi
SVP, Global Insights & Analytics, Digital Strategy Director
April 2011 - April 2012 (1 year 1 month)
New York, ny

I work as a strategic digital director on Trident, Olay, Mead Johnson, General Mills, Tide, and other P&G brands.

I was hired as a founding member of an innovations team to start the digital and analytics practice at Saatchi & Saatchi NY. Covers consumer insights, market research, and implementing analytical framework for metrics as a feedback loop to better ideas for P&G, General Mills, Lenovo.

Co-partner with brand on global consumer insights for MJN (moms), P&G (teens), Lenovo (millenials).

PeopleBrowsr
Head of Business Development / US General Manager
May 2009 - May 2011 (2 years 1 month)
Los Angeles and New York

I served as the first head of US Business Development and grew a team to 10. I ran the US operations with oversight on marketing, sales, strategy.

Lead brand and marketing efforts for Kred, PeopleBrowsr first consumer product. We launched with influencers, press, and guerilla marketing strategies.

PeopleBrowsr has developed a deep social media archive and sophisticated analysis services for brands and representation to identify key influencers and engaged audiences through social media channels. As the only social media analytics and brand engagement company to receive the full Twitter feed since 2008, we have access to full Twitter data that can be filtered by keywords, location, time, bios of all Twitter users and which can be used to find a target audiences on both demographic, psychographic, geo-targeted, time-targeted criteria. This provides the basis for us to offer superior sentiment analysis (to 95% accuracy), provide media buy opportunities on Twitter, and encourage authentic conversation.

We also support monitoring and analytics on blogs, Facebook Fanpages, YouTube, Flickr, LinkedIn, and more.

Clients include agencies and brands such as Universal McCann, Edelman, OMD, W+K, Razorfish, Sony, Comcast Entertainment, eBay and Kodak and more.

Contributed in over 3MM+ in annualized revenue over 18 mos.

Gnostica Films
Executive Producer | Founder
March 2008 - September 2010 (2 years 7 months)

The Custom Mary. https://en.wikipedia.org/wiki/The_Custom_Mary

Laura Ziskin Productions
Creative Development Executive - LZP | Web Marketing (SU2C.com)
December 2007 - April 2009 (1 year 5 months)

SU2C: Responsible for web presence relationships, including AOL, mySpace, CafePress, and others

Responsible for managing creative assets

Responsible for online community engagement

LZP: Transitioned to Production team to assist in tri-network televised event

LZP: Assistant to Laura Ziskin

LZP: Development Executive

Revere Data, LLC (acquired by Thomson Reuters)
Director, Business Development / Program Manager - Federal
January 2007 - March 2008 (1 year 3 months)

Responsible for new business development and account management.

Responsible for information architecture and user experience of the open-source intelligence gathering portion of a prototype R&D deployment for the Federal Government: Department of Defense - Undersecretary of Defense Intelligence

Report and track the success of the program, including early wins in the data mining process that grew existing contract by 10% in 30 days

Provide competitive financial intelligence training and deploy technical assistance teams to support analysts

Manage a $2.4M development budget to meet the customer needs and timelines

Run day-to-day operational activities and functions including developing, implementation and evaluating web-based applications tailored to end-user experience, policies, procedures and standards

Involved in the exploration of subject areas including DOMEX, information markets, data fusion, and user-generated content, definition of scope and selection of problems for investigation, and development of concepts and approaches

Specialize in creating cross-functional, cross-organizational collaborative teams with the customer to identify, prioritize, and design solutions for business requirements

Revere Data, LLC
3 years 9 months

Director, West Coast Sales/Business Development
October 2006 - March 2008 (1 year 6 months)

Revere Data, LLC, based in San Francisco, is a specialty data and application provider with expertise in text mining, text translation, data normalization, data fusion, application development, and customized client solutions. Target market includes media organizations (Google, MSNBC), institutional investors, corporate clients, and retail customers

§   Pursued and acquired relationship with, then structured and actively developed a joint product with Dow Jones / Wall Street Journal for algorithmic traders

§   Structured strategic relationships with data visualization partners

§   Acquired skills in cold calling, pitching, and contract negotiation

§   Won $750,000 in new sales in first three months

§ Developed network of contacts within the money management community, including quantitative research and technology-driven groups

§ Responsible for initiating press and marketing initiatives, including relationships with CNBC, Wall Street Journal, LA Times, New York Times

Director, Product Development and B2B Marketing
July 2004 - October 2006 (2 years 4 months)

· Execute competitive analysis, including interview, analysis, and targeting key clients to identify equity research industry trends & drivers

· Implemented policies and procedures of new product idea generation & product evaluation efforts

· Lead activities related to the product definition, development & lifecycle management

· Managed with direct report status of 6-person software development staff and 3-person systems team

· Served as project manager, including defining & managing overall project plans such as scheduling and resource planning, forecasting & managing project costs/budget, and identifying ways to improve processes

· Assisted software development in identifying best technologies & integration methodologies to systems

· Developed internal training materials & assist in sales strategies for all products

· Negotiated new and ongoing contracts and relationships with vendors and consulting firms such as ThomsonReuters, Telekurs, NewsWare, Edgar Online, Vickers, Dow Jones, FactSet

· Converted existing relationships into partnership opportunities

· Delivered extensive sales support, including product demonstrations, installation and training

Junction Films

Development Executive
2006 - 2006 (less than a year)

Education

University of Rochester
BA, English, Biology

Smith College
Comparative Literature

Illinois Mathematics and Science Academy